SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

LQ ACQUISITION, INC. AND ROBERT S. BLAND

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc and Robert S. Bland.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
(3)	The filing fee was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 7 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on June 10, 2010, as amended by Amendment No. 1 filed on June 28, 2010 , Amendment No. 2 filed on June 29, 2010, Amendment No. 3 filed on July 12, 2010, Amendment No. 4 filed on July 14, 2010, Amendment No. 5 filed on July 20, 2010 and Amendment No. 6 filed on August 3, 2010 (the “Schedule TO”) by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, and Robert S. Bland (“Bland”), president and chief executive officer of Life Quotes, Inc (“LQ”) whereby LQ Acquisition, Inc. and Bland offer to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of LQ not owned by LQ Acquisition Inc. or Bland, at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2010 as subsequently amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010 and July 14, 2010, July 20, 2010 and August 3, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). All capitalized terms used in this Amendment No. 7 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference into this Amendment.

(1) Items 1 through 9, 11 and 13 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On August 13, 2010 LQ announced that LQ Acquisition completed the Offer. The offering period expired at `12:00 midnight, New York City time on August 12, 2010. A total of approximately 4,666,256 Shares were validly tendered in the Offer, representing approximately 68% of the outstanding Shares. Together with the approximately 30% of the Shares already held by LQ Acquisition Inc., LQ Acquisition Inc. now holds a total of approximately 6,774,301 Shares or 98% of the 6,911,791 Shares. LQ Acquisition Inc. has accepted for payment all tendered Shares.

LQ Acquisition, Inc. will promptly acquire the remaining publicly held Shares through a short-form merger under Delaware law with the completion of the merger anticipated to occur on or about August 13, 2010. As a result of the merger, any remaining Shares will be cancelled pursuant to the merger consideration for the same offer price of $4.00 cash paid in the Offer, without interest and less any required withholding taxes (other than Shares for which appraisal rights are validly exercised under Delaware law).”

The press release announcing the results of the Offer is attached hereto as Exhibit (a)(5)(E).

(2) Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed on June 28, 2010, July 12, 2010, July 14, 2010, July 20, 2010 and August 3, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.*

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.*

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.*

(a)(1)(I)	LQ Acquisition Inc. press release, dated July 20, 2010.*

(a)(5)(A)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010.*

(a)(5)(B)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. *

(a)(5)(C)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction.*

(a)(5)(D)	Memorandum of Understanding dated August 2, 2010.*

(a)(5)(E)	Press Release by Life Quotes, Inc. dated August 13, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.*

(c)(1)	Presentation of Raymond James & Associates, Inc. (“Raymond James” or “RJ”) to the Special Committee of Life Quotes presented on June 4, 2010.*

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.*

(c)(3)	Intentionally Omitted.

(c)(4)	Intentionally Omitted.

(c)(5)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009.*

(c)(6)	Raymond James spreadsheet related to Selected Transactions Analysis.*

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.*

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.*

(e)	None.

Exhibit No.	Description

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

*	Previously Filed

(3) Item 15 of the Schedule 13E-3 is hereby amended and supplemented as follows:

On August 13, 2010, LQ Acquisition Inc. filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, pursuant to which LQ Acquisition Inc. merged with and into LQ, with LQ as the surviving corporation (the “Merger”). Under the terms of the Merger, each Share outstanding at effective time of the Merger (other than those Shares owned by LQ Acquisition Inc.) was cancelled and converted into the right to receive $4.00 in cash, without interest. Stock options that did not vest as of the effective time of the Merger were also cancelled without consideration.

As a result of the Merger, the Shares ceased to trade on the Nasdaq as of the close of trading on August 13, 2010, and an application on Form 25 was filed with the SEC to report that the Shares are no longer listed on Nasdaq. On August 13, 2010 LQ filed a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Shares under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspend LQ’s reporting obligations under Section 15(d) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT NO. 7 TO SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION, INC.

/s/ ROBERT S. BLAND
Robert S. Bland President and Chief Executive Officer

ROBERT S. BLAND

/s/ ROBERT S. BLAND
Robert S. Bland

Date: August 13, 2010 (LQ Acquisition, Inc.)

Date August 13, 2010 (Robert S. Bland)

5